FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02051067

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For ...1-31 July....2002

UNITED UTILITIES PLC

(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X...... Form 40-F..............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......... No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 2 August 2002

BY.................................

Tim Rayner
Company Secretary

* Print the name and title of the signing officer under his signature

CUMBRIA SPORTS GROUPS ON TRACK FOR THE GAMES

JULY 1, 2002

Special sports projects across Cumbria will be enjoying the excitement of the Manchester 2002 Commonwealth Games this summer after being given tickets to the sporting extravaganza.

A number of groups taking part in the Cumbria 'Sport for Health' project have received the tickets from Games sponsor and official community partner United Utilities.

The tickets are part of the 5,000 United Utilities – the provider of water and electricity for the North West – has donated to a number of Games-led legacy initiatives that aim to ensure everyone in the North West benefits from the hosting of the event.

The lucky individuals and groups include people who have started food co-ops in their community, people training to become walk leaders so they can encourage others to get fit, sports clubs, and health activists who set up anything from complimentary therapy sessions to exercise classes in their area. Some of the groups include:

- Copeland Athletics Club
- Keswick Athletics Club
- Cumberland Athletic Club
- Ellenborough Athletics Club, Maryport
- Netherhall Ladies Hockey Club
- Wigton Ladies Hockey Club
- Keswick Ladies Hockey Club
- Distington Health Activists

– more –

held in the UK.

United Utilities' chief executive, John Roberts, said: "We recognise that the Games are about more than just 10 days of top class sport and that we need to build on future benefits for the North West. Giving tickets to these healthy community projects will reward their efforts and hopefully encourage them to continue promoting sport and healthier ways of living for future generations."

The Sport for Health Manager, Sarah Lloyd, whose role is to promote physical activity within West Cumbrian communities, said: "We are thrilled United Utilities has recognised the value of the work that these groups are doing and we are really excited about being able to get to the Games."

– ends –

Note to picture editors: You are invited to send a photographer to a presentation of tickets by Glen Savage, United Utilities area manager, to the Cumbria Sport For Health groups at The Cumbria Ballroom, Corporation Road, Workington, on Wednesday, 3 July at 8pm.

Note to editors:

- United Utilities is giving away 10,000 tickets to the young, disadvantaged and community groups across the region in its capacity as a sponsorship partner to the Games.
- 5,000 are being distributed through the Community Challenge Awards, being run in conjunction with the BBC and the Manchester Evening News.
- The remaining 5,000 are being distributed through the Government funded 2002 North West Economic and Social SRB Programme, which has set up a number of projects to ensure that disadvantaged communities and businesses in the North West benefit from the hosting of the Games in Manchester. Cumbria Sport For Health has received their tickets through this programme.

For further details on Cumbria Sport For Health please contact Sarah Lloyd on 01946 852955. For further information about United Utilities' sponsorship of the Games please contact the newsroom on: 01925 233033.

News Channel, the online news service for journalists, is now available at www.unitedutilities.com

DRINKING WATER QUALITY IS BEST EVER

embargoed 00:01am

JULY 10, 2002

North West householders are drinking the best quality water ever, a Government report confirms today.

United Utilities, has welcomed the Drinking Water Inspectorate's independent confirmation that water in the region is of consistently high quality and very safe.

According to the Inspectorate's annual report, published today (Wednesday), 99.8 per cent of water tests taken in the north west comply with standards of drinking water quality, compared with a figure of 99.7 per cent last year.

Frank White, United Utilities' head of drinking water regulation, said the company was pleased with the result, but was pushing for further improvements.

"This may only seem like a small improvement, but it shows that we are making consistent progress.

"We are now well into spending some £700 million on maintaining and improving drinking water quality as part of our £3 billion capital investment programme up to March 2005," he said.

– more –

(2,485 miles) of old water mains.

"We still have a lot of cast-iron water mains in the region, which corrode with age, and can cause tap water to become discoloured on occasions. Although these instances are rare, they are unacceptable to our customers and tackling them is our highest priority."

He added: "Tap water in the region matches the taste of any bottled water and, of course, is up to a thousand times cheaper than the bottled product. Visitors to our region from overseas invariably comment on how refreshing our tap water tastes."

United Utilities' customers can view the company's drinking water compliance report on line. It is available on the company's website at **www.unitedutilities.com**

– ends –

Notes to editors

- Every day United Utilities collects, treats, stores and distributes around 1,940 million litres of drinking water to supply the needs of nearly seven million people and 200,000 businesses in the north west.
- Over 340,000 measurements of water quality are made each year at water treatment works, service reservoirs and customers' taps.
- Customers of United Utilities pay an average of 63 pence per day for their water and wastewater services.
- One litre of tap water costs approximately one tenth of a penny (0.13 pence)

For further information contact the United Utilities newsroom on 01925 233988/233033.

UUW-0162-07-02-HM

£28 MILLION INVESTMENT FOR WATER QUALITY

JULY 15, 2002

Two million customers are set to benefit from a £28 million investment at two United Utilities' water treatment works

The company is upgrading its Huntington and Oswestry sites, which together supply 579 million litres of water per day to homes and businesses in Merseyside and Cheshire.

The work involves building a new filter plant at each of the works and is part of a £3 billion package of water quality and environmental improvements for the North West.

United Utilities' Don Mackay, who is overseeing both projects, said: "Water quality standards in this country are already high and our investment will ensure that we keep pace with the latest changes to the regulations and the improved technology available for treating water.

"This work – one of our biggest investments at Huntington and Oswestry – will help us to maintain the high standard of water quality our customers expect and to meet stricter European Community standards for drinking water quality.

– more –

"The result for customers will be even better water quality at their taps."

The contract for the Huntington site, near Chester, has been awarded to Norwest Holst Ltd, and is expected to finish by summer 2004.

During the work, Huntington's capacity will be reduced and some customers will receive supplies from alternative treatment plants.

The contract for the Oswestry site, Shropshire, has been awarded to Morgan Est - Biwater Joint Venture, and is expected to be completed next February.

Work at both sites has been planned to ensure there is minimum disturbance or inconvenience to road users and the plant's neighbours.

United Utilities' £3 billion investment across the North West is the largest water quality and environmental improvement programme in the country – equivalent to more than £1,000 for every household in the region.

Don added: "This important work will ensure the continued efficiency of two of our biggest plants."

– ends –

For further information, please contact Ian Latta: 01925 233328

News Channel, the online news service for journalists, is now available at www.unitedutilities.com

UUW-0161-06-02-IL

PEOPLE POWER
AWARD FOR PROPERTI

JULY 25, 2002

Putting people first combined with a top-class business strategy has resulted in a major national award for United Utilities Properti.

The property and facilities management arm of United Utilities has been awarded Investors in People status.

United Utilities Properti was established in April 2001 to maximise the development potential of the water and electricity company's redundant sites and four million square feet of brownfield sites, as well as provide a facilities management service.

Paul Statter, head of strategy and support services, said: "This is a great achievement for such a young company. It's an accreditation which recognises an awful lot of hard work in our first year of operation and Properti as a quality company, which can only help us as we grow our external business.

"The assessor was particularly complementary about our approach to people and said that it was the first time that he couldn't find anything to criticise or any areas for improvement."

-more-

Investors in People is a national standard that encourages employers to develop all their people and is regarded by many as a cornerstone to achieving business excellence.

United Utilities Properti joins United Utilities water,wastewater and electricity business and Vertex who have already received Investors in People status.

– ends –

Note to editors:

United Utilities Properti is the property and facilities management arm of United Utilities, the region's water supplier and electricity distributor and one of the largest land owners in the north west of England.

For further information, please contact the United Utilities newsroom: 01925 233023/233988

News Channel, the online news service for journalists, is now available at www.unitedutilities.com

UUP-

DUDDON ESTUARY CLEAN UP – START OF SECOND PHASE

JULY 26, 2002

Work has begun on the second phase of a major £12 million scheme that will help create cleaner bathing and marine waters in the Duddon Estuary and Irish Sea.

A new wastewater treatment works is to be built on land to the west of Foxfield, serving Foxfield and Broughton-in-Furness, while a separate 'package' plant to treat smaller quantities will be installed to serve Skellow Crag.

A new pumping station at Greety Gate will direct all wastewater to the new plant for treatment, which will then be pumped back to Greety Gate and discharged through a new outfall pipe, built on the line of an existing one, into the Duddon Estuary.

Work – which will cost around £6 million and will be complete by spring 2003 – will also involve constructing a new 700-metre long sewer from Broughton-in-Furness to Greety Gate. Though the pipe will cross the busy A595, it will be tunnelled under the road, so there will be no disruption to through traffic.

The second phase of the scheme will complement improvements currently being carried out during the first, which began in January and is due to be complete by December.

– more –

Furness, Marshside, Head Crag, Sandside and Soutergate to channel all wastewater for treatment at a new works at Soutergate.

At Soutergate, high intensity ultra-violet techniques will help to stop bacteria in wastewater from multiplying, helping to improve bathing water quality.

United Utilities' project manager Peter Hunt, said: "Though the start of work was postponed – largely because of last year's foot and mouth crisis and measures to protect a site of specific scientific interest at Duddon Sands, including natterjack toads, which are a protected species – it is now progressing well.

"When the work is complete, it will make a significant contribution to the quality of bathing waters at Askam-in-Furness and Walney, and help promote a better overall habitat for wildlife.

"I would like to take this opportunity to thank the people who live in the area for their co-operation and support while this essential improvement work is carried out – their positive attitude is much appreciated."

Both phases of the Duddon Estuary project are part of a massive £3 billion investment programme being carried out by United Utilities between 2000 and 2005. The initiative represents the largest package of environmental and water quality improvements in the UK – equivalent to £1,000 per household in the north west.

– ends –

For further information, please contact John Carberry: 01925 233033

News Channel, the online news service for journalists, is now available at www.unitedutilities.com

UUW-0188-07-02-JS

UNITED UTILITIES TAKES THE LEAP TO OFFICIAL GAMES SPONSOR

JULY 4, 2002
EMBARGOED UNTIL
THURSDAY, JULY 4, 00:01 HOURS

United Utilities has today become an Official Sponsor of the Manchester 2002 Commonwealth Games in recognition of its continued support and commitment to the UK's biggest ever multi-sport event.

United Utilities previously had Official Partner status for the Games and the change is a reflection of the significant operational effort and expenditure the company has made in preparations for the Games.

As Official Partner, the company gave 10,000 tickets to young, disadvantaged and community groups across the region and has now been recognised as the Community Partner to the Games.

John Roberts, United Utilities' chief executive, said: "I am delighted our contribution to the Games, both operationally and to the community, has been recognised.

"It is a reflection of the considerable resources and effort we have put into ensuring the Games are a success and in particular, ensuring that as many people as possible are able to be a part of it."

The company's new position as a sponsor will now mean it has a higher profile during Games' time on its land at Rivington, near Horwich, where the mountain bike and road cycling events are being held.

The estate management team there has been carrying out extensive work to ensure the venue is in top condition for the Games.

– more –

crucial water, wastewater and electricity services before, during and after the Games.

Half of the United Utilities' tickets are being distributed through the Community Champions Awards, run in conjunction with the BBC and the Manchester Evening News.

The remaining 5,000 are being distributed through the Government-funded 2002 North West Economic and Social SRB Programme, which has set up a number of projects to ensure disadvantaged communities and businesses in the North West benefit from the hosting of the Games in Manchester.

Commercial Director for Manchester 2002, Niels De Vos, added: "There is a great deal of work which goes on behind the scenes to ensure the Games are a success and United Utilities will play an integral part in ensuring everything runs smoothly. The company's increased status recognises this, in addition to the excellent work it has been doing with the community."

– ends –

Note to picture editors:
The attached photograph of United Utilities' chief executive John Roberts celebrating the sponsorship news with children with their faces painted with Commonwealth flags, is available electronically. To obtain it, call the United Utilities newsroom on 01925 233023.

Notes to editors:

- **United Utilities undertook a £2 million contract with Manchester City Council for the installation of all utilities to Sportcity.**

- **The company installed the electricity, gas, water and telecommunications connections to Sportcity, nearly 10 km of mains, power lines and cables in total.**

- **The Aquatic Centre Pool holds 2.1 million litres of water supplied by United Utilities. This is enough water to supply 70,000 domestic showers.**

For further information, please contact the newsroom on: 01925 233033

News Channel, the online news service for journalists, is now available at www.unitedutilities.com

UUW-160-07-02-JoC

UNITED UTILITIES CHIEF EXECUTIVE RELAYS HIS SUPPORT FOR THE GAMES

16 July 2002

Warrington businessman, John Roberts, will join a long list of sporting legends, aspiring athletes and community heroes taking part in the longest relay in history when he carries The Queen's Jubilee Baton on Sunday, July 21.

John, chief executive of Warrington-based United Utilities, will carry The Baton in the town as it makes its way to Manchester for the start of the Commonwealth Games on July 25.

His once-in-a-lifetime opportunity is in recognition of United Utilities' support of the Games as both an Official Sponsor and Community Partner.

The company – the provider of water and electricity for the North West – has given 10,000 Games tickets to the young, disadvantaged and community groups across the region.

John will carry The Baton – which lights up with every heartbeat of the carrier – along part of Wilderspool Causeway (A49) from The Saracens Head Pub, Stockton Heath, and finish at Menin Avenue.

– more –

People to have carried The Baton before him include the greatest Olympian of all time Sir Steve Redgrave, Sir Geoff Hurst, Barry McGuigan, George Best and Sir Roger Bannister as well as thousands of community heroes.

John said: "The Games has always been about much more than 10 days of world class sport and the Baton Relay – the biggest community event this summer – highlights this underlying principle.

"We have tried to do our bit for the community too and have been keen to ensure that as many people as possible are involved in the Games which is why we were delighted to give away 10,000 tickets to the community."

On its way to the Opening Ceremony of the Games on July 25, the Relay will have travelled almost 60,000 miles across 24 Commonwealth nations in all six regions of the world.

In addition it has travelled for 50 days across Northern Ireland, Scotland, Isle of Man, the Channel Islands, Wales and England and will have travelled through 500 towns right across the country.

When it finally arrives in Manchester it will be handed to The Queen, who will take her Commonwealth Games message from a special compartment and read it to open the XVII Games.

– more –

John added: "I am both privileged and proud to have been given this rare opportunity and will be carrying The Baton on behalf of everyone in United Utilities."

– ends –

Note to picture editors: John will be running from Wilderspool Causeway (A49) from The Saracens Head Pub, Stockton Heath at 2.25pm on Sunday, July 21 and finish at Menin Avenue 450 yards away. Photographs will also be available electronically, please contact the newsroom on 01925 233033.

Note to editors:

- United Utilities has given away 10,000 tickets to the young, disadvantaged and community groups across the region in its capacity as a sponsor to the Games.
- 5,000 were distributed through the Community Champion Awards, run in conjunction with the BBC and the Manchester Evening News.
- The remaining 5,000 were distributed through the Government funded 2002 North West Economic and Social SRB Programme, which has set up a number of projects to ensure that disadvantaged communities and businesses in the North West benefit from the hosting of the Games in Manchester.

For further information about John Roberts run with The Baton please contact the newsroom on 01925 233033.

For further information on The Queen's Jubilee Baton Relay please log on to www.commonwealthgames.com or call The Queen's Jubilee Baton Relay Hotline on 0161 220 2419 or Jackie Brock-Doyle on 07876 785756/Jo Hurst on 07740 458 114.

News Channel, the online news service for journalists, is now available at www.unitedutilities.com

UU-0170(a)-07-02-JoC

Embargoed until Wednesday 17th July - National Drink Water Day

MANCUNIANS CAN'T BELIEVE IT'S NOT EVIAN!

TASTING IS BELIEVING - AND THAT'S OFFICIAL

- **63% couldn't tell the difference between tap water and two designer waters**
- **When asked which one they preferred, 51% chose tap water**
- **70% of Mancunians currently buy bottled water - contributing to the £1bn a year we spend as a nation**

With National Drink Water Day fast approaching on Wednesday July 17th, United Utilities have been out on the streets of Manchester to prove that tap water is as good as, if not better than, expensive designer water.

In a taste test and survey of 100 people in Manchester, more than half claimed that they either preferred ordinary tap water or couldn't tell it from two designer brands - one costing nearly £6 per bottle!

The survey undertaken by United Utilities follows a report by the Drinking Water Inspectorate last week claiming tap water is better than ever.

Recent news reports reveal that Madonna spends £5.50 a bottle on 'spiritually cleansing' Kabbalah Spring Water from Selfridges, and pop diva Kylie has just signed up with Evian and has her own-labelled bottles. As a nation, we are now spending £1bn a year on designer water and in the past year, consumers in Britain drank nearly 1.6bn litres of bottled water.

to see if *she* can tell the difference!

United Utilities have tantalised Manchester's taste buds by conducting a survey and taste test of UU tap water, Evian and Kabbalah on the streets of Manchester. The survey revealed that more than 60% of those questioned couldn't tell which one was which.

Survey highlights include:

- 63% could not tell which was which, and confused Evian and Kabbalah for tap water!
- When asked which one they preferred, 51% chose tap water
- 77% would choose water over a fizzy drink like Coke or Fanta
- 90% of people prefer still to sparkling water
- 60% of people are still drinking a lot less water than is recommended (under 8 glasses a day)
- 37% stated health 'it is better for me' as the reason for buying bottled water - in fact, tap water has to meet more quality standards than bottled water.
- 57% understand that water has health benefits if drunk on a daily basis, although 20% still don't know why it's important to drink water
- 80% would consider drinking more tap water if as an alternative anti-aging treatment to Botox!

Noela Kelly from United Utilities commented: "United Utilities tap water is the best it's ever been and this is the perfect time to get the people of the North West to realise this and drink more. The results from the taste test support this entirely, with over 60% of people confusing tap water with the bottled water, which is great news!"

about water.'

- ENDS -

For more information contact Helen Masterton at United Utilities on 01925 233988

10 THINGS YOU NEVER KNEW ABOUT WATER

1. Do you yawn several times throughout the day? If so, your body probably needs drinking water.

2. It is better to drink water cold as it is absorbed quicker and may burn more calories.

3. Studies have shown that with prolonged dehydration, brain cells actually begin to shrink! Is this why you're not showing your potential? Our brain functions rely heavily on ample water supply.

4. Water acts as a natural Botox, which will help keep you looking younger without the pain and expense of needle!

5. Water can actually improve your virility - so get drinking!

6. A reduction of 4-5% body water will result in a decline of 20-30% work performance.

7. When your body craves for water, you are likely to over feed it with food instead.

8. You need to consume even more water if you're drinking fizzy drinks, coffee, or tea as the caffeine in tea and coffee and the sugar in the fizzy drinks cause increased urine production and acts as a dehydrating agent.

9. Drinking water can stop you feeling tired and sluggish and will give you more energy throughout the day.

10. Finally, water helps to:

    - Provide nutrients to the body
    - Maintain proper muscle tone
    - Reduce sodium build up in the body
    - Metabolise stored fat and reduce fat deposits in the body

- Reduce appearance of cellulite

CONSERVATIONISTS PRAISE RED SQUIRREL REFUGE

JULY 17, 2002

Conservationists have praised a decision to turn United Utilities' forest at Thirlmere in the Lake District into one of Britain's first official refuges for red squirrels.

They say the move could ensure the threatened species' survival for generations to come, despite the advance of its enemy the grey squirrel.

The forest around United Utilities' Thirlmere reservoir was formally launched as a red squirrels' refuge by James Cropper, Lord Lieutenant of Cumbria, at a special event in the company's Thirlmere office.

Mr Cropper, a keen supporter of Red Alert North West, the organisation promoting such refuges, said all those "who value the continuing presence of the native red squirrel" would appreciate United Utilities' support for the project.

The Red Squirrel Refuge Woodlands Project is being supported by United Utilities and Jennings Brothers plc, the Cockermouth brewers who have launched a new Red Squirrel limited edition beer to raise money for the campaign and increase people's awareness of the red squirrel's plight.

"I am very confident our plans to keep at bay the onward march of the grey squirrel will succeed," he said. "I hope the red squirrel will always be seen by us locals and by the thousands of visitors who come to this part of the Lake District every year."

The initiative comes at a time when the red squirrel's survival is being put at risk by the arrival in the area of the more common grey squirrel, which has already taken a hold in other parts of the country.

The grey squirrel is already known to be established north of Thirlmere in Keswick, and south at Grasmere.

...to ensure the species' survival there.

It has strung three rope ladders between the trees so that red squirrels can safely cross the busy A591 past Thirlmere to reach their feeding grounds

Blood samples are also taken from any red squirrels found dead, to check that they are not suffering from a virus to which the grey squirrel is immune.

Paul Phillips, leader of United Utilities Northern Area Catchment management team at Thirlmere, promised that in future all decisions on the management of the forest would take into account the needs of the red squirrel.

"Promoting and enhancing the red squirrel population will be one of the key components of our woodland management plan," he said. "We have many of the ingredients of success here and we intend to build on them."

Red Alert's project officer Jason Reynolds said that even if conservation measures were not taken, red squirrels would be able to survive in some areas for 40 years or more.

But they will have a brighter future with initiatives such as the refuges going ahead.

"We won't be able to keep the grey squirrel out of everywhere, but we will be able to keep them out of certain key places, and that could make all the difference," he said.

– ends –

Note to editors:

The attached picture of a red squirrel is available - please contact Helen Masterton on 01925 233988.

For further information, contact United Utilities on 01925 233988.

UUW-0173-07-02-RH